Antisoma to present at CIBC Biotechnology Conference

4 April 2007, London, UK – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive Officer, Glyn Edwards, will present at the CIBC World Markets Annual Biotechnology & Specialty Pharmaceuticals Conference in New York on Wednesday 11 April.

The presentation will take place at 4.15pm EST. A live webcast can be viewed on Antisoma's website and will be available thereafter at www.antisoma.com

For the live webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Daniel Elger +44 (0)7909 915068
Director of Communications
Antisoma plc

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

Payment of Directors' Fees in Shares

London, UK: 4 April, 2007 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that two Non-Executive Directors of Antisoma have taken part of their fees for the quarter ended 31 March 2007 in shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The newly issued shares were issued at a price of 49.75 pence per share, being the mid-market closing price on the last trading day of the quarter (30 March 2007). The relevant Directors have agreed not to dispose of the shares allotted to them for a minimum period of one year.

The allotment and total holdings following these allotments are shown below.

Director	Allotted 4 April 2007	Total holding	Percentage of issued ordinary shares
Michael Pappas	5,653	602,005	0.14%
Dale Boden	5,841	713,643*	0.16%

* Mr Boden's total holdings include a beneficial interest totalling 638,469 ordinary Antisoma shares held by BF Capital, BFC III Ltd and by The Sentinel I Trust.

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the 11,494 new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 445,118,061.

The shares when issued will rank pari passu with the Company's existing ordinary shares.

Enquiries:
Raymond Spencer, CFO +44 (0)208 799 8200
Daniel Elger, Director of Communications
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

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